Exhibit G-4

[DEPARTMENT
OF TREASURY SEAL
OMITTED]                   DEPARTMENT OF THE TREASURY
                             WASHINGTON, D.C. 20220





                                                  March 26, 2001




Paul K. Connolly, Jr., Esq.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
260 Franklin Street
Boston, MA 02110-3173

Re: CFIUS Case 01-6: New National Grid Ltd. (National Grid Group plc)(UK)/Niagara Mohawk Holding, Inc.

Dear Mr. Connolly:

A letter dated February 22, 2001, informed the Committee on Foreign Investment in the United States ("CFIUS") of the proposed acquisition of Niagara Mohawk Holding, Inc. by New National Grid Ltd., a United Kingdom corporation, which after restructuring will become the parent of National Grid Group plc, also a United Kingdom corporation.

As you know, section 721of the Defense Production Act authorizes the President or the President's designee to review certain mergers, acquisitions and takeovers which could result in foreign control of persons engaged in interstate commerce in the United States. Executive Order 12661, signed December 27, 1988, designates the Committee on Foreign Investment in the United States to receive notices and initiate investigations under section 721.

CFIUS has reviewed the information submitted to it regarding the proposed transaction. Based on this review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under section 721. Therefore, I am writing as a staff chairman of CFIUS to advise you that action under section 721 is concluded with respect to this transaction.

                                                     Sincerely,



                                                     Gay Hartwell Sills
                                                     Director, Office of
                                                     International Investment


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